UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Corporate Capital Trust, Inc.
Address of Principal Business Office:	201 Rouse Boulevard Philadelphia, Pennsylvania
Telephone Number (including area code):	(215) 495-1150
File Number under the Securities Exchange Act of 1934:	814-00827

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.

The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☐	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☒	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On December 19, 2018, pursuant to the Agreement and Plan of Merger, dated July 22, 2018, by and among FS KKR Capital Corp., formerly known as FS Investment Corporation (“FSK”), IC Acquisition, Inc., a wholly-owned subsidiary of FSK, Corporate Capital Trust, Inc. (the “Company”) and FS/KKR Advisor, LLC, the Company merged with and into FSK, with FSK as the surviving corporation, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, FSK, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

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SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Philadelphia and State of Pennsylvania on the 2nd day of April, 2019.

FS KKR Capital Corp., as successor by merger to Corporate Capital Trust, Inc.

		By:	/s/ Stephen Sypherd
		Name:	Stephen Sypherd
		Title:	General Counsel
Attest:	/s/ Lee Barnard
Name:	Lee Barnard
Title:	Authorized Signatory

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